Exhibit 99.1

Nir Brenmiller Assumes Role of Chief Executive Officer of Brenmiller Energy

Shareholder Approval Clears the Way for Leadership Transition as Company Advances BrenX Strategy to
Develop and Own Integrated Energy Infrastructure

TEL AVIV, Israel – July 30, 2026 – Brenmiller Energy Ltd. (Nasdaq: BNRG) (“Brenmiller,” “Brenmiller Energy” or the “Company”), a provider of integrated power and heat solutions for industrial and utility customers built around its proprietary thermal energy storage (“TES”) technology, today announced that the Company’s shareholders approved all proposals presented at the Company’s Annual and Special General Meeting of Shareholders held on July 29, 2026 (the “Meeting”).

With shareholder approval obtained, Mr. Nir Brenmiller assumes the role of Chief Executive Officer effective as of the approval of the Company’s shareholders at the Meeting. Company founder Avi Brenmiller will continue to serve as Chairman of the Board of Directors.

“Nir has been central to building this Company for more than a decade, and the Board’s confidence in him is complete,” said Avi Brenmiller, Founder and Chairman of the Board of Brenmiller Energy. “Brenmiller today is a very different company than the one we founded. We proved the technology, built the world’s first gigafactory dedicated to thermal energy storage, and are now moving into owning the energy infrastructure our industrial customers need. Nir has led much of that work as Deputy CEO and Chief Operating Officer, and he is the right leader for this next chapter. I look forward to continuing to work alongside him as Chairman.”

“I am honored to step into this role at a defining moment for the Company,” said Nir Brenmiller. “BrenX changes both what we sell and how we generate revenue, moving us from one-time equipment sales toward owning energy assets designed to produce recurring cash flow. Our near-term priorities are clear: expand our first industrial energy resource center in Hungary, convert our pipeline of commercial opportunities into signed projects, and strengthen our balance sheet. We believe our technology is reaching commercial maturity at exactly the right time. European industry is seeking reliable, clean alternatives to natural gas as geopolitical uncertainty continues to drive significant price volatility. We believe BrenX is well positioned to capitalize on this opportunity by delivering resilient, cost-effective energy infrastructure that helps customers reduce both emissions and energy risk. We have proven technology, real assets on the ground and a defined plan, and I expect to be measured on execution.”

The leadership transition follows a series of steps to advance the BrenX strategy, including the purchase of an operating 1.2 MWp photovoltaic facility in Kaposszekcső, Hungary; the signing of a term sheet to acquire adjacent industrial land and related photovoltaic infrastructure intended to expand the site into the Company’s first BrenX industrial energy resource center; and the recently announced waiver from the European Investment Bank as the parties advance toward a full and final settlement of the Company’s March 2021 credit facility, which the Company expects would reduce its debt if completed.

Separately, the Company’s shareholders approved a change of the Company’s name to “BrenX” or any similar name as approved by the Israeli Registrar of Companies. The name change will become effective only upon approval by the Israeli Registrar of Companies, and the Company will provide additional details at that time.

About Brenmiller Energy Ltd.

Brenmiller Energy (Nasdaq: BNRG) is a leading clean energy company powered by proprietary TES technology. Through its patented bGen™ technology and BrenX infrastructure initiative, Brenmiller is evolving from thermal energy storage into integrated clean heat-and-power solutions designed to help industrial and utility customers reduce emissions, improve energy economics, enhance resilience, and accelerate the transition away from fossil fuel-based energy systems. For more information, visit the Company’s website at https://bren-energy.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements when discussing: the Company moving from one-time equipment sales toward owning energy assets designed to produce recurring cash flow; the expected change of the Company’s name and the timing thereof, which remains subject to approval by the Israeli Registrar of Companies; the BrenX strategy and the Company’s expansion into the development, ownership and optimization of integrated energy infrastructure; the expected expansion of the Company’s Hungarian site into an industrial energy resource center, including the completion of the transactions contemplated by the previously announced term sheet; the conversion of the Company’s pipeline of commercial opportunities into signed projects; the belief that BrenX is well positioned to capitalize on European industry seeking reliable, clean alternatives to natural gas as geopolitical uncertainty drives significant price volatility; that the Company can deliver resilient, cost-effective energy infrastructure that helps customers reduce both emissions and energy risk; recurring revenue opportunities; the anticipated strengthening of the Company’s balance sheet; and the potential full and final settlement of the Company’s credit facility with the European Investment Bank and the expected effects thereof. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; the Company’s ability to regain and maintain compliance with the continued listing requirements of the Nasdaq Capital Market; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 25, 2026, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact:

Crescendo Communications, LLC

212-671-1020

bnrg@crescendo-ir.com